NO ACT

PE
12-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005691

February 3, 2011

Received SEC
FEB 03 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-11

Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.
P.O. Box 26532
Richmond, VA 23261

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2010

Dear Ms. Burr:

This is in response to your letter dated December 22, 2010 concerning the shareholder proposal submitted to Dominion by Pamela Morgan. We also have received a letter on the proponent's behalf dated January 15, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Ruth McElroy Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2010

The proposal requests that Dominion initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation and states that the program would be designed to earn a profit for the company.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(7), as relating to Dominion's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ruth McElroy Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N. E.
Washington, D.C. 200549

By electronic submission to shareholderproposals@sec.gov

Re: Dominion's Intent to Omit Shareholder Proposal Submitted by Pamela Morgan

Ladies and Gentlemen:

This is in response to the "no-action" request sent to the SEC by Sharon Burr of Dominion Resources Services, Inc. on December 22, 2010, regarding Ms. Pamela Morgan's shareholder proposal.

Ms. Morgan submitted a shareholder proposal (hereinafter referred to as the "Proposal") to Dominion Resources, Inc. (hereinafter referred to as "Dominion" or the "Company"). This letter is in response to the letter dated December 22, 2010 (hereinafter called "no-action request") sent to the Office of Chief Counsel by the Company, in which Dominion contends that the proposal may be excluded from the Company's 2011 proxy statement by virtue of Rule 14a-8(i)(7). I am responding as Ms. Morgan's representative in this matter, as she specified in her filing letter.

I request that the proposal not be excluded from the proxy materials for the 2011 Annual Meeting of Shareholders, and I request that the SEC take action if Dominion does maintain their intent to so exclude it. I would also like to respond to the statements in the no-action request.

A copy of this letter is being mailed concurrently to Dominion's Deputy General Counsel Sharon L. Burr.

Responses by the sections in the no-action request:

B. "Ordinary business transactions"

Dominion contends that this proposal deals with ordinary business matters. In fact, this proposal would not be ordinary business but, if adopted by the shareholders, would reflect a major change in the corporate philosophy of Dominion. Dominion cites other financing programs they run as evidence that this is ordinary business. But in fact, this would be the first program that would encourage and increase distributed renewable power generation, owned by homeowners, as a replacement for energy centrally-generated by Dominion. As such, this would be a major departure from the current financial transactions with customers. The 'GreenPower' program cited (the only one that mentions renewable energy) does not actually do anything to decrease the amount of coal-fired power produced by Dominion – this program is solely purchase of certificates, and adds nothing to the renewable energy base in Virginia. None of the financial programs cited by Dominion actually lead to increasing Dominion's renewable energy portfolio.

Although Dominion states in the environmental section of their Web site (dom.com) that they support the voluntary Virginia renewable energy goal of 15% by 2025, a more accurate portrayal of plans may be seen in the Dominion Integrated Resource Plans (IRPs) submitted to the Virginia State Corporation Commission (SCC). A cogent analysis of Dominion's 2009 IRP can be found in the comments submitted by the Southern Environmental Law Center regarding SCC case PUE-2009-00096 on November 13, 2009. These comments are publically posted at www.scc.virginia.gov, and are also attached at the end of this letter. Regrettably, the comments are lengthy, but are included because of the data they provide to support the fact that that Dominion is making little effort to meet the Virginia renewable goal, and is in fact making little meaningful progress in increasing their renewable energy portfolio. In the IRP, renewables, including solar and wind, are dismissed in a few sentences. Thus, a program to not only increase renewable energy generation, increase distributed as opposed to centralized energy generation, decrease transmission line losses, and encourage home owners to take ownership of their energy generation can be seen as a fundamental change in Dominion corporate strategy, certainly not "business as usual". Shareholders should have the right to have a voice in whether they want Dominion to make this shift, or remain with the status quo.

C. "Seeks to 'micro-manage' the Company"

This proposal is solely to request that Dominion initiate a program. If the proposal set out the specifics of the program, and demanded that Dominion follow certain limits on how large the program should be, what percent of homeowners' investment should be financed, whether limits should be placed on the number of homeowners accepted, what financing charges and interest rates should be levied by Dominion, or any matters of that type, then it could rightly be said to be an attempt to micro-manage the company. However, all of these specifics are rightly left to the management and board of Dominion. The proposal is only to start up a program, and all decisions as to specific lending policies are left for Dominion. Dominion claims that installation of rooftop solar should be viewed no differently than other financial products. However, financing of home owners for installation of renewable energy is fundamentally different than these other programs, because it is the only one that seeks to put power generation at the customer's site using renewable energy, and reduce the amount of coal-fired power generated by Dominion.

Many other companies and countries are offering innovative financing programs for rooftop solar and other distributed renewable energy generation, including India, Germany, Japan, and many countries in Asia, as well as US companies such as SolarCity, Clean Power Finance, Green Solar Finance, and Sol Systems. Other electric utilities have implemented various financing programs for distributed photovoltaic (PV), such as Southern California Edison, San Diego Gas and Electric, Duke Energy, PSE&G[1], Atlantic City Electric, Jersey Central Power & Light, Rockland Electric Company[2], and Florida Solar Energy Systems[3]. Many of these organizations have unique and innovative ways to encourage renewable installation using various financing programs. What this proposal seeks to determine is whether the Dominion shareholders wish for Dominion to join these ranks, not to determine the specifics of the program.

C. "Excludable regardless of whether it involves a social policy issue"

This proposal does address several major social policy issues, including global warming, mountaintop removal mining, coal ash waste, centralized versus distributed power generation, and nuclear waste storage. If successfully adopted, this proposal would lead to less coal-fired electrical energy being produced (and thus less CO_2 production due to coal-fired electricity, a step toward mitigation of global climate change); decreased necessity for mountaintop removal mining and its associated dangers; lesser amounts of coal ash waste to be stored; greater distributed power generation (leading to lower transmission line losses, more customer independence, and greater independence from fuel cost volatility), and lower need for nuclear power and its associated risks related to long term nuclear waste storage. This would be a small step in the direction of clean energy, and away from the fossil-fuel dependent situation that exists today, and as such is a small but important step for Dominion. It is not reasonable to take this choice away from the shareholders by stating that that it is simply ordinary business operations. Obviously it is not, or Dominion would already be doing it. The shareholders deserve the right to decide if the social policy issues addressed in this proposal are ones that they wish Dominion to address.

Successful adoption of this proposal would allow Dominion to have a simple and effective tool in their suite of financial programs that would work toward improvement of many of the significant the social issues involved with energy generation. One marker of the attitude of Dominion is revealed in the naming of their organization that handles clean energy generation: "Alternative Energy Solutions". Obviously, when a company considers clean energy to be an "alternative", i.e. not main stream, renewable energy programs will not come to the forefront unless requested by the shareholders.

---

[1] "Utility Solar Business Models", http://www.narucmeetings.org/Presentations/Solar_Hamm2009.pdf

[2] "NJ Utility Financing Programs, http://www.njcleanenergy.com/renewable-energy/programs/utility-financing-programs/utility-financing-programs

[3] http://www.bluechipenergy.org/

Additional information:
A shareholder proposal submitted this year by Mr. Robert Vanderhye also deals with the topic of renewable energy. Dominion is seeking to exclude his proposal from the proxy. Many of the arguments Mr. Vanderhye cites in support of his proposal are relevant to Ms. Morgan's as well, and with his permission, a portion of his December 28, 2010 letter to the SEC is quoted here:

> There is no violation of Rule 14-8(i)(5) or (7):
>
> Rule 14-8(i)(5) provides: "Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."
>
> Rulé 14-8(i)(7) provides: "Management functions: If the proposal deals with a matter relating to the company's ordinary business operations."
>
> These rules should be considered together since highly relevant to both is the significant social policy issue of Greenhouse Gas Reduction ("GGR") through renewable energy use.
>
> There can be no reasonable doubt that GGR is a significant social policy issue, nor that renewable energy production is the major key to GGR while still producing energy. In fact, the U. S. Supreme Court has essentially ruled as much in *Massachusetts v. EPA*, 549 U.S. 497, 508, 127 S.Ct. 1438, 1448 (2007):
>
> > "Congress next addressed the issue in 1987, when it enacted the Global Climate Protection Act, Title XI of Pub. L. 100-204, 101 Stat. 1407, note following 15 U.S.C. § 2901. Finding that "manmade pollution--the release of carbon dioxide, chlorofluorocarbons, methane, and other trace gases into the atmosphere--may be producing a long-term and substantial increase in the average temperature on Earth," § 1102(1), 101 Stat. 1408, Congress directed EPA to propose to Congress a "coordinated national policy on global climate change," § 1103(b), and ordered the Secretary of State to work "through the channels of multilateral diplomacy" and coordinate diplomatic efforts to combat global warming, § 1103(c)."
>
> This has been the implicit or explicit holding of every Federal Court that has addressed it, including *Native Village of Kivalina v. Exxonmobil Corp.*, 663 F.Supp.2d 863, 870 (N.D. Cal., 2009), presently on appeal to the 9th Circuit Court of Appeals.
>
> Rule 14a-8(i)(7), the ordinary business exclusion, is based on the principle that particular decisions are best left to corporate management if they are in a better position than shareholders to make day-to-day decisions. However, when a company encounters issues of significant social policy importance, management is NOT in a better position than shareholders to evaluate how the company should proceed. When social policy issues are involved the shareholders have an appropriate and legitimate role to play. Therefore, under the ordinary business exclusion, management's role must yield to the rights of shareholders to give their opinion on such issues.

The purpose of Rule 14a-8 "is to provide and regulate a channel of communication among shareholders and public companies." Exchange Act Release No. 34-40018 (May 21, 1998). "The SEC continues to implement Congress' goals by providing shareholders with the right to communicate with other shareholders and with management through the dissemination of proxy material on matters of broad social import such as plant closings, tobacco production, cigarette advertising and executive compensation." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993). "In so far as the shareholder has contributed an asset of value to the corporate venture, in so far as he has handed over his goods and property and money for use and increase, he has not only the clear right, but more to the point, perhaps, he has the stringent duty to exercise control over that asset for which he must keep care, guard, guide, and in general be held seriously responsible. As much as one may surrender the immediate disposition of (his) goods, he can never shirk a supervisory and secondary duty (not just a right) to make sure these goods are used justly, morally and beneficially." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (D. C. Cir. 1970), *vacated and dismissed as moot*, 404 U.S. 402 (1972).

As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, 426 (D. C. Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427. Dominion's argument that the Proposal involves some aspect of day-to-day business operations is irrelevant. All proposals involve some day-to-day business matter. Rather, "the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration." *Id.*

Further clarity is provided by the Exchange Act Release No. 34-40018 (May 21, 1998), which provides that "Ordinary Business" determinations would hinge on two factors: 1) Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. [2)] However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote" (bracketed material added).

In fact, the SEC decisions not only in the Dominion/McElroy Amundsen letter of March 9, 2009, but also in the cases mentioned in the first full paragraph on page 9 of Dominion's letter, clearly and unequivocally demonstrate that reduction of global warming gases by enhancing renewable energy production is clearly a social policy issue, and proposals relating thereto cannot properly be excluded under 8(i)(7). *(end quotation of Mr. Vanderhye's letter)*

Finally, in closing, the US Administration and Environmental Protection Agency (EPA) are likely to implement policies that will be much more restrictive and financially challenging for fossil-fuel generation. Specifically, in the EPA's plan issued December 23, 2010[4], the agency is moving forward on greenhouse gas standards for fossil fuel power plants. Thus, this is an opportune time for implementing a financing program of this type to encourage renewable energy and reduce the demand for fossil fuel energy. By allowing the shareholders to vote on whether they would like Dominion to implement a program for financing clean energy, the SEC would be encouraging the possibility that Dominion could be a positive example for the nation in terms of clean energy generation.

If you have questions or would like more information, please feel free to contact me at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

[original signed by]

Ruth McElroy Amundsen

Attachments:
Ms. Pamela Morgan's filing letter and proposal submitted November 29, 2010
Comments filed on Virginia SCC case PUE-2009-00096 on behalf of Southern Environmental Law Center, Appalachian Voices, Chesapeake Climate Action Network, and the Virginia Chapter of the Sierra Club

cc (all via electronic transmission except for Ms. Burr):
Pamela Morgan
Sharon Burr
Carter M. Reid
Karen Doggett

[4] http://yosemite.epa.gov/opa/admpress.nsf/Press%20Releases%20-%20Climate?OpenView

Pamela Morgan

*** FISMA & OMB Memorandum M-07-16 ***

November 29, 2010

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution I hereby submit for inclusion in the 2011 proxy statement for the 2011 shareholders' meeting. I am submitting this in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act.

I am a current stockholder in Dominion Resources, with over $2000 in shares. I intend to hold the shares past the date of the 2011 shareholders' meeting. Verification of ownership is enclosed.

I authorize Ruth McElroy Amundsen of Norfolk Virginia to be my representative for any discussion of this matter. I believe you already have her contact information. She will attend the stockholders' meeting to move this resolution as required.

Thank you for your time and attention.

Sincerely,



Pamela Morgan

Resolution: The shareholders request that Dominion Resources initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, by 2013. This program would be designed to earn a profit for Dominion Resources.

Rationale: Much of the energy from a coal-fired plant is wasted in inefficiency and transmission losses, in addition to the energy spent in mining and hauling the coal. By transitioning to locally-produced power at the customer's site, those production and transmission losses are eliminated, as are all the other negative effects of coal-fired electricity, such as mountaintop removal mining, coal sludge, fly ash disposal, and coal plant production of CO_2 and other pollutants.

Currently, Dominion is making no profit from the customers who are transitioning to be renewable energy generators (by installing solar photovoltaic systems or residential windmills), and their numbers are increasing, as more information becomes available about the many advantages of renewable energy, and the detrimental effects of coal. By financing the production of rooftop solar, Dominion could boost the renewable energy numbers in Virginia, as well as profit from both the financing and collection and sale of renewable energy credits.

Dominion could choose to only finance a portion of each installation: for example, the home or business owner could absorb 50% of the cost of installation, since they will receive the 30% federal tax credit. Dominion could finance the remaining 50%, and be repaid through the customer's electrical savings (or, the customer could be charged directly for the generated electricity until the system was paid off).

Job creation would be boosted as local contractors would benefit from the installation work. If 10% of Virginia households accepted this offer from Dominion (unlikely, but possible), that would be about 330,000 homes. At roughly $7,000 (50% of a nominal solar installation) per home, Dominion would make a $2.3 billion investment -- costly, but not unthinkable given what Dominion spends on other generating facilities. And, Dominion would realize an immediate benefit not just from the interest paid by those customers it was financing, but also from the mitigation of peak demand. These rooftop systems would be very beneficial in terms of decreasing demand at the peak periods; in the hot summer afternoons when demand is highest, the solar systems would be producing at their peak. This would make it possible for Dominion to avoid starting up some of the oldest facilities (worst in terms of CO_2 and other pollutants) that are only used at the highest peak periods.

Encouraging renewables would enhance Dominion's image as a good corporate citizen, and would help Dominion achieve two important espoused corporate goals – stewardship of the environment, and meeting the Virginia renewable energy portfolio standard, as well as mitigating peak power demand and thus allowing retirement of the dirtiest power plants.

Virginia State Corporation Commission
eFiling CASE Document Cover Sheet

Case Number (if already assigned)	PUE-2009-00096
Case Name (if known)	Ex Parte: Virginia Electric and Power Company Integrated Resource Plan filing pursuant to Va. Code § 56-597 et seq.
Document Type	RQFH
Document Description Summary	COMMENTS AND REQUEST FOR HEARING OF SOUTHERN ENVIRONMENTAL LAW CENTER, CHESAPEAKE CLIMATE ACTION NETWORK, APPALACHIAN VOICES, AND SIERRA CLUB
Total Number of Pages	27
Submission ID	1622
eFiling Date Stamp	11/13/2009 4:40:43PM


Southern
Environmental
Law Center

201 West Main Street, Suite 14
Charlottesville, VA 22902-5065
434-977-4090
Fax 434-977-1483
SouthernEnvironment.org

November 13, 2009

VIA ELECTRONIC FILING

The Honorable Joel H. Peck
Office of the Clerk, State Corporation Commission
The Tyler Building
1300 E. Main Street, 1st Floor
Richmond, Virginia 23219-3630

RE: Ex Parte; Virginia Electric and Power Company's Integrated Resource Plan filing pursuant to Va. Code § 56-597 et seq.

Case No. PUE-2009-00096

Dear Mr. Peck:

Attached please find the Comments and Request for Hearing filed on behalf of the Southern Environmental Law Center, Appalachian Voices, Chesapeake Climate Action Network, and the Virginia Chapter of the Sierra Club. The Comments and Request for Hearing are being filed electronically, pursuant to the Commission's Electronic Document Filing system.

Sincerely,

Caleb A. Jaffe

cc: Parties on Service List
Commission Staff

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

COMMONWEALTH OF VIRGINIA	)	
	)	
At the Relation of the	)	
	)	
STATE CORPORATION COMMISSION	)	
	)	SCC Case No. PUE-2009-00096
Ex Parte: Virginia Electric and Power	)	
Company's Integrated Resource Plan filing	)	
pursuant to Va. Code § 56-597 et seq.	)	

COMMENTS AND REQUEST FOR HEARING OF SOUTHERN ENVIRONMENTAL LAW CENTER, CHESAPEAKE CLIMATE ACTION NETWORK, APPALACHIAN VOICES, AND SIERRA CLUB

I. INTRODUCTION

Pursuant to the Commission's Order for Notice and Comment of September 18, 2009, the Southern Environmental Law Center, Chesapeake Climate Action Network, Appalachian Voices, and the Virginia Chapter of the Sierra Club ("Environmental Respondents") hereby submit the following Comments on the Integrated Resource Plan ("IRP") filed by the Virginia Electric and Power Company ("Dominion" or "the Company"). For the reasons stated below, Environmental Respondents also formally request that the Commission convene an evidentiary hearing in this matter.

II. SUMMARY OF COMMENTS

The IRPs filed by utilities in September 2009 are the first IRPs submitted in Virginia under a wholly new Chapter in Title 56 of the Code, §§ 56-597-599 (2008). As a general matter, the central role of an IRP, if done correctly, is to minimize the total cost of energy production (and energy use) through a comprehensive, public review. The importance of these first-time IRP proceedings in the Commonwealth is magnified because the Commission's review of these initial submittals will not only address the specifics of these particular IRPs, but will also establish precedents, procedures, and expectations for future IRP dockets. Accordingly, close scrutiny of these first IRPs is essential.

Unfortunately, the Dominion IRP submitted in this docket, while containing some positive measures, nevertheless does not bear up under an initial examination. First, it is short on essential details, failing to include the underlying numerical values and formulae or modeling inputs and outputs that were relied upon by Dominion to arrive at several, important conclusions. The absence of this data and the cursory descriptions of the methodologies for assembling and analyzing candidate resource plans prevent the Commission and the public from conducting a complete analysis of the IRP. Second, it relies too heavily on traditional generation, identifying an astounding 3,100 MW of new generation resources that are either in construction or under development by 2024. *See* IRP, 1-6. Third, the alleged need for these new resources is based on an unrealistically high sales growth forecast of 2.39% per annum from 2009 to 2024—a number that fails to take into account, *inter alia*, the impact of the current recession on load growth. Fourth, the IRP irrationally assumes "that no large unit retirements will occur during the Planning Period." Fifth, it proposes investments in new renewable energy that are too timid and inconsistent with the renewable energy targets in Virginia law. Sixth, it proposes capacity savings in 2024 from DSM of less than 4% of load forecast, which is far more modest than the 10% goal established by the legislature in 2007.

For these and the other reasons detailed below, the IRP submitted by Dominion is not "reasonable and in the public interest." Accordingly, Environmental Respondents respectfully ask that the Commission withhold approval of the IRP and convene an evidentiary hearing to more carefully review the Company's submittal.

III. STANDARD OF REVIEW

Virginia Code provides that the Commission must "analyze and review" the IRP filed by the utility and determine whether it "is reasonable and is in the public interest." Va. Code § 56-599.E. When the General Assembly specifies two criteria in the conjunctive, as it has here, then "[u]nder the plain language of the subsection, the requisite finding of 'public interest' is an independent finding and not limited by other portions of the subsection." *Level 3 Communications of Va. v. State Corp. Comm'n*, 268 Va. 471, 477 (2004). For the purposes of the IRP, therefore, the Commission's "reasonableness" inquiry must be separate and distinct from its "public interest" analysis.

First, the Commission must consider whether the IRP outlines an approach that is "reasonable," focusing on factors such as current best practices, cost of service and the likely impact on rates. *See, e.g.*, Va. Code § 56-585.1.D (requiring the Commission to determine "the reasonableness or prudence of any cost incurred or projected to be incurred" in any proceeding for a Certificate of Public Convenience and Necessity ("CPCN"); *see also* Va. Code § 56-234 ("It shall be the duty of every public utility to furnish reasonably adequate service and facilities at reasonable and just rates"). For almost a century, the "reasonableness" inquiry has traditionally required utilities to operate "under efficient and economical management." *See Bluefield Water Works & Improvement Co. v. Public Service Commission of West Virginia*, 262 U.S. 679, 693

(1923). This concept is now commonly referred to as "least cost planning," and is synonymous with the IRP process.

The second and separate factor is whether the IRP is in the "public interest." This broader stage properly considers not only cost of service, but also impacts to public health and the environment, economic development, and other less easily quantifiable factors. The "public interest" analysis, therefore, must be farther reaching than the "reasonableness" inquiry, considering whether the total benefits of a proposal outweigh the potential adverse impacts. *See, e.g. Front Royal Savings & Loan Association v. First Virginia Bank Shenandoah Valley*, 222 Va. 194, 199 (1981) (defining public interest in the banking context). Review of the public interest should take "into consideration the goals of economic development, energy efficiency and environmental protection in the Commonwealth." *See, e.g.*, Va. Code § 56-585.1.A.5.c (standard of review in energy efficiency proceedings).[1]

In the IRP context, these legal standards are further informed by two core principles. First, all resources are to be considered on a "level playing field." That is, all resources that may contribute to meeting need are weighed equally, meaning that energy efficiency and demand response (collectively, demand-side management or "DSM"), transmission and distribution resources (including improvements to transmission and distribution efficiency), and all types of generation resources must be considered on an equal basis. Second, the planning process should result in an integrated portfolio with the

[1] An expansive view of the inquiry required to determine whether an IRP is in the public interest is consistent with the Commission's Guidelines on IRPs. *See* Order Establishing Guidelines for Developing Integrated Resource Plans, PUE-2009-00099 (Dec. 23, 2008) ("[T]he exclusion from the guidelines herein of any comments or recommendations received in this matter does *not* represent a rejection of such request for purposes of any particular, subsequent IRP case. Rather, such issues may be raised – and addressed by all participants and the Commission – as part of the specific IRP case filed by the utility.") (emphasis in original).

mix of resources that will provide adequate and reliable service at the lowest life cycle cost. Life cycle cost comparisons between resources should be made using a comprehensive cost-effectiveness test such as the Total Resource Cost ("TRC") test with necessary adjustments to account for factors such as the future cost of greenhouse gas emissions. *See* Direct Testimony of William Steinhurst, PUE-2009-00023 (Exhibit 13). Without following these two principles, an IRP cannot hope to lay out a framework for providing efficient and economical services that are in the public interest.[2]

IV. COMMENTS OF ENVIRONMENTAL RESPONDENTS

A. <u>The IRP is Premised on Unrealistic Forecasts for Growth.</u>

A reasonable IRP must be founded on an accurate load forecast. As Dominion notes, the amount of planned new resource requirements is the difference between the forecasted load and the load that can be met with its existing resource base. *See* IRP, 1-3. The failure to develop a proper load forecast undermines virtually ever other assumption and plan identified through the IRP. If the forecast is overly aggressive, for instance, the utility will plan for and construct more generation sources than will be needed, leading to unnecessary rate increases for consumers, stranded generation assets, and potentially worsening environmental degradation. Dominion proposes a compound annual growth rate for total energy sales of 2.39%, a figure that is out-of-step with other, publicly available data. Environmental Respondents have recently suggested to the Commission an average annual growth of sales of 2.0% from 2010 to 2025. *See* PUE-2009-00023,

---

[2] For example, if an IRP relies too heavily on new coal-fired generation (compelling ratepayers to absorb billions of dollars worth of construction and financing costs while subjecting them to the consequent financial and regulatory risks), fails to consider lower cost and more efficient alternatives in accordance with nationally recognized modern standards for utility planning, or delineates an approach that would have a disproportionately adverse impact on air quality, then the IRP would not be reasonable or in the public interest.

Exhibit 12 (Direct Testimony of Jeff Loiter), at 9 n.9.[3] The Commission staff, however, has criticized this 2% annual growth rate as "unrealistically high," believing that "recent trends in electricity consumption don't support that much growth." *See* PUE-2009-00023, Exhibit 15 (Direct Testimony of witness, J. Nicolas Puga), at 34. Of course, if the forecast proposed by Environmental Respondents is too optimistic, then Dominion's even more aggressive growth rate is all the more subject to the criticism that it "fails to consider the impact of the current recession on load growth." *Id.* at 33.

Additionally, the latest data from SERC predicts a growth rate from 2009 to 2018 of only 1.69%. *See* SERC Reliability Corporation, "Information Summary," at 4 (July 2009).[4] SERC notes that "recent surveys [have] shown downward trends in generation development, indicative of a correction in the generation development market." *Id.* at 8. Dominion provides some cursory justification for its unusually high forecast. However, given the fundamental importance of the load forecast to the IRP process, Dominion's optimistic forecast should not be accepted by the Commission without a more thorough explanation.

B. <u>The IRP's Estimate of 3,100 MW of New Generation Resources Is Not Adequately Justified in the IRP.</u>

Under Dominion's Preferred Plan, the Company would add 3,100 MW of capacity. These additions, however, seem questionable given the significant amount of

---

[3] For the purpose of translating his recommended energy efficiency and demand response targets, which he expressed in terms of percentage of annual load, into absolute terms, Mr. Loiter made assumptions about load growth. Mr. Loiter explained, "ACEEE used a compound annual growth rate of 1.4% per year through 2025, based on information from EIA data. Dominion presented a rate of 2.39% per year through 2024 in testimony by Ms. Venable, p. 24. For simplicity, and to account for potential differences by utility service area, I assume a rate of 2% per year."

[4] Publicly available at: http://www.serc1.org/documents/SERC/SERC%20Publications/Information%20Summary/2009%20SERC%20Information%20Summary_Final%2007-28-09.pdf

uncommitted generation already within the SERC region. SERC recently explained, "There has been significant generation development in the SERC Region since 1998. Much of this generation has not been contracted to serve load ..." SERC Reliability Corporation, "Information Summary," at 8 (July 2009). In fact, according to the latest survey, SERC has determined that uncommitted generation totals more than 28 GW. *Id.* Given this excess, it would be imprudent to plan on constructing the 3,100 MW of new generation sources that Dominion identifies in the IRP. Dominion should be compelled to more fully explain why an additional 3 GW of new generation is needed for its customers.

C. The IRP Unjustifiably Assumes That Grandfathered, Coal-Fired Units Will Not Be Retired During the Planning Period.

The Company explains that "for the purpose of this 2009 Plan, it was assumed that no large unit retirements will occur during the Planning Period." IRP, 3-2. The Company does explain that some units listed in Appendix 3J "*may* retire within the Planning Period." IRP, 3-6 (emphasis added). Acknowledging these likely retirements—but then failing to account for them—runs directly counter to one of the basic principles of a sound IRP: to consider all resource options on an equal basis. Instead, Dominion appears to have short circuited any meaningful analysis of how these units fit into its portfolio of resources over the next 20 years.

Such an analysis is especially called for given the continued, and predictably increasing, costs of operating its existing larger units. Many of these units are some of the oldest—built from 30 to almost 60 years ago. IRP, Appendix 3A. Assuming none of these sources is retired, then by the end of the IRP planning period some will have been operating for almost 80 years, a highly unlikely scenario. Taking the option of retiring these units off the table violates a fundamental tenant of good resource planning. Even more, it is inconceivable that the Company does not think it is worthwhile to subject those units to the IRP process and analyze the benefits, costs, risks and uncertainties that come with keeping those units operating. Certainly, this scrutiny is warranted in light of the mounting burden those units (especially coal-fired units) will place on the Company because of new or pending regulations on greenhouse gases, fine particulate matter ($PM_{2.5}$), ground-level ozone, mercury, coal ash storage, among other likely environmental controls.

Moreover, to the extent the Company intends to satisfy the requirements through capital investments, as it states is the case with controlling SO_2 emissions at Chesterfield and Yorktown with the installation of scrubbers, it must thoroughly review those decisions in the IRP. The Guidelines state that "Major capital improvements such as the addition of scrubbers, shall be evaluated through the IRP analysis to assess whether such improvements are cost justified when compared to other alternatives, including retirement and replacement of such resources." *See* Order Establishing Guidelines for Developing Integrated Resource Plans, PUE-2009-00099, Appendix B, § F.2.(a)(viii). This evaluation has not been done for the pollution control devices at Chesterfield or Yorktown units or any other possible pollution control device installations.

D. The Company's Plans for New, Renewable Generation Fall Far Short of the Goals Established by the General Assembly.

Currently, less than 1% of the Company's load is supplied through renewable energy sources. IRP, 3-5. Virginia law has established a Renewable Portfolio Standard ("RPS") goal of "15 percent of total electric energy sold" in 2025, *see* Va. Code § 56-585.2.D.; IRP, 4-8. Yet the Company plans for only 300 MW of potential renewable resources by 2024. *See* IRP, 1-6. This meager investment amounts to less than 10% of the amount of new or proposed traditional generation. *See id.* Even taking into account that the IRP subtracts out nuclear generation from the "non-renewable" total, Dominion's planned investments in renewable energy are far too timid.

Part of the reason for Dominion's failure to adequately invest in renewable energy could be the Company's flawed assessment of wind resources in Virginia.[5] For Plan E, the Federal Renewable Plan, the Company relies on inputs from the table on page AP-113 of the IRP appendices, but those inputs seem questionable. They show no wind until 2017, and no offshore wind whatsoever. Moreover, the Company does not consider that by locating wind facilities in different locations, geographic diversity of wind moderates any derating. *See* Archer, C. & Jacobson, K, "Baseload Power and Reducing Transmission Requirements by Interconnecting Wind Farms," 46 JOURNAL OF APPLIED METEOROLOGY & CLIMATOLOGY 1701 (Nov. 2007).

Even more, Dominion ignores the Commonwealth's own data on offshore wind potential. The Virginia Coastal Energy Research Consortium ("VCERC")[6] estimates Virginia's currently available offshore wind potential at 3,000 MW. *See* VCERC, "Offshore Wind Fact Sheet," *at* http://www.vcerc.org/windfactsheet.pdf. VCERC predicts that "Long term estimates are considerably higher as deeper water foundations

[5] The Company also fails to adequately analyze the potential for solar energy development in Virginia. Florida Power & Light recently completed a new 25-MW solar array, the DeSoto Next Generation Solar Energy Center, which is the largest photovoltaic solar facility in the nation. *See* Press Release, "President Obama Joins FPL for Commissioning of Nation's Largest Solar PV Power Plant," (Oct. 27, 2009), *at* http://www.fpl.com/news/2009/102709a.shtml

[6] VCERC is comprised of university, governmental, and industrial partners, and was expressly created by the General Assembly as part of the 2007 Virginia Energy Plan. *See* Va. Code §§ 67-600 *et seq.* Its purpose is to "serve as an interdisciplinary study, research, and information resource for the Commonwealth on coastal energy issues." Va. Code § 67-601.

and higher yield technology are developed, and as further mapping makes more areas available for development." *Id.* Other studies demonstrate that Virginia has wind resources consistent with utility-scale production. Several areas of the state are estimated to have good-to-excellent wind resource. These include the Atlantic coast along the Delmarva Peninsula and the Virginia Beach area, the ridge crests in the north-central part of the state, and ridge crests near the borders of West Virginia and North Carolina. *See* U.S. Department of Energy, National Renewable Energy Laboratory, Virginia Wind Resources Map, *at* http://www.windpoweringamerica.gov/maps_template.asp?stateab=va Given this potential, it is not surprising that Virginia has now entered into an agreement with Maryland and Delaware to develop a Mid-Atlantic Offshore Wind Partnership. Upon signing the Agreement, Governor Kaine explained, "With our extensive coastline and highly-educated workforce, Virginia is particularly well-suited to explore offshore wind energy opportunities." *See* Press Release, "Governor Kaine Announces Commitment to Mid-Atlantic Offshore Wind Partnership," (Nov. 11, 2009).[7] Environmental Respondents respectfully request that the Commission conduct a thorough review of the Company's investment in renewable energy in light of this potential.

E. The IRP's Estimation of DSM Energy Savings and the Analysis of Those Savings is Deficient.

The Dominion IRP grossly under-estimates the potential for cost-effective DSM savings that are likely to accrue during the planning period or could be acquired over time. Total capacity savings in 2024 is less than 4% of load forecast. Energy savings in

[7] Publicly available at:
http://www.governor.virginia.gov/MediaRelations/NewsReleases/viewRelease.cfm?id=1141

2024 is less than 3% of forecast. Both are considerably below the 10% target set by Virginia and extremely modest compared to high performing states and utilities.[8]

The Company's under-selling of DSM is evidenced in ways both large and small. In general, the Company fails to address numerous established opportunities for pursuing DSM. This deficiency dooms the Company to fail to develop demand-side resources that can capture energy savings at a cost less than the cost to supply that same amount of electricity. The result will be that the total cost of providing electric service will be unnecessarily high.

Several examples evidence how the IRP fails to put DSM on an equal footing with supply-side alternatives. For example, there are no apparent commercial new construction or remodeling programs, no apparent industrial programs, and no apparent T&D loss reduction programs. There is also no discussion of DSM or distributed generation potential within the loads of the three wholesale customers. Although Virginia Code § 56-585.1.A5.c excludes many large general service customers from participation in a utility-sponsored DSM program, efficiency savings attributable to those customers should still be considered in planning. Those customers may implement their own DSM programs, invalidating Dominion's assumptions about load. Alternatively, Dominion could work with those companies or their customers to implement savings that would be beneficial to both Dominion and the wholesale customer.

Another critical failure relates to the low-income DSM program identified in the IRP (IRP, 3-19). Dominion limits this program to audits (and unspecified, on-the-spot

[8] For more detailed critiques of Dominion's assessment of DSM potential, Environmental Respondents incorporate by reference the Direct Testimony of William Steinhurst and Jeff Loiter, PUE-2009-00023 (Exhibits 12 & 13).

actions) and to homeowners. Appropriate programs for renters and mobile home occupants likely would be different and should not be ignored. Audits alone may not be effective for low income homeowners. Not only is it unjust to exclude renters and low-income households from opportunities for investments in DSM, it also fails to capture readily available energy-efficiency potential. Additional flaws in the analysis of DSM potential include, but are not limited to:

- IRP, 3-19: The Company's Energy Star New Homes program appears limited to providing education and inspections. Given the crucial nature of lost opportunity programs and the extraordinary growth in housing starts projected, much more should be done in this area. Moreover, the Company finds that its Energy Star New Home program would fail the TRC Test (IRP, 3-22), which raises further questions about Dominion's design of the program as this program would normally be predicted to pass.
- IRP, 3-19: The Residential Heat Pump Tune Up is limited to once every five years, but the Company's web site says it should be done every two to three years. http://e-conserve.blogspot.com/2008/10/energy-mythbuster-5.html
- IRP, 3-20: The Residential Heat Pump Upgrade program appears to require efficiencies "greater than nationally mandated efficiency standard." This is too vague to be of much assistance in the IRP process. Incentives should target installation of models with the lowest life cycle cost under TRC test, as modified by the direct testimony of William Steinhurst, PUE-2009-00023 (Exhibit 13).
- IRP, 3-20: While the Commercial HVAC and Commercial Lighting retrofits are important programs to include, they need to be closely coordinated because

lighting efficiency often reduces the size of the replacement HVAC unit that will be needed. Coordinating these programs typically yields a significant increase in cost effectiveness. Furthermore, it is usually not cost-effective or consistent with best practices to limit the end uses addressed in a program as that creates a risk of lost opportunities and cream skimming. *See* Direct Testimony of William Steinhurst, PUE-2009-00023 (Exhibit 13).

- IRP, 3-21: Environmental Respondents' critique of the Voltage Conservation Program is outlined in the direct testimony of William Steinhurst, PUE-2009-00023 (Exhibit 13).

To the extent that future DSM is discussed, these programs seem to be fractured and likely to incur serious waste in marketing, recruiting and mobilization costs, as well as lost opportunities. For instance, the Future Residential and Commercial Energy Audit programs (IRP, 5-10 & 5-11) both include an upfront payment by the homeowner or building owner prior to receiving the audit. This cost is likely to be a significant barrier to recruitment and should be reconsidered. Contract arranging, management and commissioning services should also be included. Additional aspects of the program are unsupported by data offered in the plans. For example, the recommendation of "R-4 insulation wrap for the domestic water heater," in the Residential Energy Audit Program, is inconsistent with recommendations by the U.S. Department of Energy, which encourage insulation that would provide double the efficiency of R-4. *See* IRP, 5-10.

Lastly, the modeling runs conducted by the Company appear to short-change the potential for DSM in Virginia. For the purpose of ranking of different plans, Dominion created five alternative plans, including a plan that had no DSM. As Figure 6.6.1 shows, in every scenario tested, the NO DSM plan was 2 to 3% more expensive than the Lowest Cost plan. This consistent cost advantage for DSM should have given rise to efforts to see if yet more DSM would be even more cost effective, but no such effort is mentioned here. It seems unlikely that the planning process would have chosen the optimal level of DSM first time through by chance.

F. The Company's Assessment of Potential Future Supply-Side Resources is Flawed.

According to the Guidelines, the Company must "for the currently operational or potential future supply-side energy resources included in the IRP: provide information on the capacity and energy available or projected to be available from the resource and associated costs." The Guidelines also state that "For supply-side energy resources evaluated but rejected: provide a description of the resource; the potential capacity and energy associated with the resource; estimated costs and the reasons for the rejection of the resource." *See* Order Establishing Guidelines for Developing Integrated Resource Plans, PUE-2009-00099, Appendix B, § F.2.(b)(i). The company did not do this:

First, it limited the alternatives to utility-grade projects. *See* IRP, 5-5 ("The feasibilities of both traditional and alternative resources were considered in utility-grade projects based on capital and operating expenses including fuel and operation and maintenance ('O&M')."). Non-utility generation ("NUG") should have been evaluated as well, especially consider that the Company has existing contracts with NUGs for capacity in excess of 1,770 MW, consisting of seven baseload units, one intermediate unit, and one peaking unit. While NUGs noted as firm capacity resources are included in this 2009 Plan, the NUGs at customer sites (which are not firm capacity resources) are not included in this 2009 Plan. While it is certainly reasonable to exclude customer-owned NUGs as totally firm capacity, it is *not* reasonable to ignore them (or other potential NUG hosts) in planning. Relatedly, there is no discussion of the potential for increased combined heat and power ("CHP") and distributed NUG development at customer sites. This overlooks potentially substantial and cost-effective resources that should have been evaluated for planning purposes.

Second, the IRP fails to provide information on or incorporate the environmental regulatory costs associated with pulverized coal ("PC") generation. The company limits the characterization of supercritical PC to "environmental controls consistent with *current* EPA standards." *See* IRP, 5-3 (emphasis added). It is arbitrary for the Company to ignore future environmental requirements that are in the pipeline, especially when the Company *does* factor in projections, predictions, and assumptions on a host of other factors related to capacity and energy needs. *See* IRP, 6-3. In fact, EPA is now developing a new Maximum Achievable Control Technology ("MACT") standard for hazardous air pollutants emitted from coal-fired power plants. This new standard is expected to go into effect for existing units in 2014. A proposal on requirements for maintenance of ash ponds at coal-fired power plants is expected in December of this year. New restrictions on water discharges are also in development, and these standards will also impact existing sources. Additionally, EPA is in the process of revising National Ambient Air Quality Standards ("NAAQS") for ground-level ozone, with a final rule expected in August 2010. EPA is currently holding public hearings on a new Greenhouse Gas Tailoring Rule, which will determine what new or existing industrial facilities will need Clean Air Act permits (New Source Review, Title V, or both) for the control of greenhouse gas emissions. Consideration of these and other developing environmental standards must be evaluated in the planning process, as these will undoubtedly affect many of the Company's existing and proposed fossil-fuel-fired units.

G. The IRP Lacks Details That Are Essential for Commission Review.

1. There is Insufficient Information to Knowledgeably Judge the Demand Forecast.

According to the Commission's IRP Guidelines, the IRP should detail the assumptions underlying the demand forecasted by the Company. This has not been done. It is critical that the Company provide the Commission and the public with *the underlying data* and the methodology by which it developed its forecasts, especially since these forecasts are so aggressive *See* Order Establishing Guidelines for Developing Integrated Resource Plans, PUE-2008-00099, Attachment B, §§ D, F.1.

Figure 2.2.4 (IRP, 2-5), for example, purports to outline the "Major Assumptions for the Energy Sales & Peak Demand Model." However, many of the key assumptions that affect the demand forecast are not provided, such as retail electricity prices, fuel prices,[9] and appliance saturations. Of particular concern is the electric price input; over these time scales, a 1% real price increase would likely suppress sales by about 1% over time. The Electric Power Research Institute ("EPRI"), in fact, has recently surveyed the vast literature on price elasticities and concluded that residential short-run price elasticity ranges between -0.2 and -0.6, with a mean value of -0.3. More importantly for IRPs, long-run elasticities range between -0.7 to -1.4 with a mean value of -0.9. *See* Faruqui, A., "Inclining Toward Efficiency," PUBLIC UTILITIES FORTNIGHTLY, 22-27 (August 2008) (citing EPRI, "Price Elasticity of Demand for Electricity: A Primer and

[9] The fuel prices provided have little to do with the load forecast. Only the Commercial load forecast is described as including a fuel price (natural gas) as a driver. None of the other components of the load forecast include fuel prices as an input.

Synthesis"). Moreover, the graphs in Figure 2.2.2 and 2.2.3 are only marginally useful without the values and formulae that were used to develop them. The Commission cannot be expected to critique these assumptions based on the graphs alone.

In particular, without the equations it is not possible to tell if the fitted parameter values are reasonable. Nor are the other inputs given (whether listed in Fig. 2.2.4 (e.g., Virginia GSP) or not (electricity price)), so it is impossible to tell if they or the resulting load forecasts are reasonable. It is impossible to check the quality of fit, or even check the basic arithmetic. Without this underlying information, the Commission and the public are unable to develop an informed opinion of the reasonableness of the calculated numbers or tell if they appear out of line with other numbers, such as the Company's prediction that housing starts will grow at a clip of 7.31% per year, far outstripping the increase in customers and population.

2. *There is Insufficient Information Describing the Load Forecasting Models Used by Dominion.*

In addition to missing data and equations described above, the statistical models are also not provided, nor are the historical data used to determine them or the statistics describing how well the models fit the historical data. Even from the descriptions given, the models appear incomplete. For instance, the model descriptions do not appear to account for changing efficiency standards (past or future) or stock turnover (replacement of equipment with more efficient equipment due to retirement). These are basic elements that should be considered in analyzing relevant statistical trends.

3. *There is Insufficient Information in the IRP to Justify Dominion's Approach for Meeting its Projected Forecasted Need.*

The Guidelines instruct utilities to "provide data for its existing and planned electric generating facilities (including planned additions and retirements and rating changes, as well as firm purchase contracts, including cogeneration and small power production) and a narrative description of the driver(s) underlying such anticipated changes such as expected environmental compliance, carbon restrictions, technology enhancements, etc." *See* Order Establishing Guidelines for Developing Integrated Resource Plans, PUE-2009-00099, Appendix B, § F.2. Only with this data can the Company can show the public and the Commission how it comprehensively analyzed each resource option in terms of cost/benefit, risk, uncertainty, reliability, and customer acceptance, where applicable, and in such a way that allows for a comparable evaluation of supply and demand side options.

Unfortunately, the analysis appears lacking and weighted against DSM, and the underlying data are not always provided. First, the Company does not provide information that would justify its decision to exclude certain resource options from the busbar analysis, such as Integrated Gasification Combined Cycle ("IGCC") with carbon capture and sequestration. *See* IRP, 5-5 (summarizing "all of the resource types that the Company reviewed as part of the IRP process. Those *resources considered for further analysis in the busbar screening model* [yet another model and input data set not provided for review] are identified in the final column.") (emphasis added). The determination of which resources to consider for further consideration is, of course, a key decision. Yet the factors leading to Dominion's analysis are entirely opaque. There is no discussion, let alone numbers, to support Dominion's to exclude several potentially promising resources.

Second, at the busbar analysis stage, the strategic analysis of non-dispatchable resources appears to be arbitrary. Proper analysis would take into account more than busbar cost, including impact of volatility of resource portfolio under uncertain futures for fuel prices and emission costs. The explanation of the further analysis conducted in the Company's Strategist model (IRP, 5-8), suggests that this shortcoming *might* have been addressed, but the statement in the IRP is not specific enough to allow for any assessment of its adequacy. Another example of missing data relates to the cost projections for future carbon costs. The Company references high and low CO_2 cost scenarios, but does not provide the cost projections used for each scenario.

In short, without more transparency—at least through confidential material filed under seal—neither the Commission nor the public can meaningfully critique the IRP and the drivers impacting the Company's resource choices.

4. The Company Does not Explain nor Justify the Role of a "Balanced" Portfolio in the IRP Process.

The Company references the concept of a "balanced" portfolio in such a way that makes it unclear whether the perceived balance is a logical result of the IRP process or whether it was a desire, assumption, or input that affected how the IRP was developed. *See* IRP, 6-3. The specific proposals in the IRP preference a disproportionate reliance on coal-fired power. Dominion's existing capacity mix includes less than 9% of Natural Gas Combined Cycle ("NGCC") units, *see* IRP, 3-4, which emit significantly less carbon dioxide than comparable coal-fired units. Even more troubling is the Company's statement that renewable energy currently accounts for only 1% of the capacity mix. *See* IRP, 3-4. Current estimates on the parasitic load required to run Carbon Capture and Sequestration (CCS) on pulverized coal units are as high as 30%. Determination of a balanced portfolio must consider not only the gross breakdown of capacity or energy by fuel type, but the relative riskiness of each technology. Given the predicted expense for CCS, coal-fired generation must be viewed as an increasingly risky option.

5. The IRP Lacks Sufficient Information on Future DSM Programs.

The Company's statements on its future DSM programs (IRP, 5-9), contain a brief discussion of the inputs and the sources used for those inputs. However, there is nothing in the IRP that would allow for a critique of the reasonableness of inputs that the Company used. Projected savings from these programs are surprisingly small. *See* IRP, 5-12 (Figure 5.2.4.1.). However, because of the lack of underlying information, Environmental Respondents are unable to determine whether these small savings estimates are reasonable or not. Similarly, the IRP shows a dramatic leveling off of DSM savings after 2014. *See* IRP, 5-15 (Figure 5.2.81.). It is not clear from the information presented what accounts for the flattening of the curve. Nonetheless, the graph itself certainly raises questions that the IRP fails to answer.

V. CONCLUSION

Although Environmental Respondents have highlighted many deficiencies in the Company's IRP, it is also important to note the positive aspects taken by the Company in the planning process. Most notably, the development of a short-term action plan is useful in that it allows for a quick assessment (within just three to five years) of the Company's progress. In addition, the creation of an Alternative Energy Solutions Department is a valuable idea, although its effectiveness will depend on funding and management leadership. Environmental Respondents are also pleased that the Company did not cling to inappropriate application of the Rate Impact Measure ("RIM") test—a refreshing change from the practice of some of the Company's peer utilities.

Notwithstanding these positive measures, the IRP cannot be approved as "reasonable and in the public interest." Two, fundamental failures stand out: (1) the Company does not provide sufficient information to allow for a thorough, meaningful critique of the IRP; and (2) the information it does provide suggests that the IRP is inconsistent with Virginia law, the Commission's IRP Guidelines, or nationally accepted IRP principles and practice.

Accordingly, Environmental Respondents respectfully request that the Commission not approve the Company's IRP as submitted. To allow for a complete investigation into the questions highlighted in these Comments—especially as this is the Company's first IRP filed under a new and untested statute—Environmental Respondents further ask the Commission to convene an evidentiary hearing.

VI. REQUEST FOR HEARING

A. Environmental Respondents' Interest in the Proceeding.

The Southern Environmental Law Center ("SELC") and Appalachian Voices, in their individual capacities, are retail customers of Dominion, receiving electric service at their Virginia offices from the Company. As Dominion ratepayers, SELC and Appalachian Voices have direct, pecuniary interests in assuring that Dominion pursues least cost planning, investments in energy efficiency, and cost-effective renewable energy through its IRP. All Environmental Respondents, on behalf of their members, represent individuals who are retail customers of Dominion and who similarly have an interest in Dominion's pursuit of least cost planning. As ratepayers, Environmental Respondents and their members are concerned that Dominion's IRP identifies plans that will lead to significant increases in their electricity bills.

Environmental Respondents also represent individuals who are aware that coal-fired power plants are major emitters in Virginia of conventional air pollutants such as nitrogen oxides, sulfur dioxide, and particulate matter, and are major emitters of hazardous air pollutants such as mercury, non-mercury metals, and organic hazardous air pollutant compounds. Environmental Respondents' members live, work and recreate in areas that would be affected by conventional and hazardous air pollution from fossil-fuel fired power plants identified in Dominion's IRP. Environmental Respondents are concerned that pursuit of many of the plans identified in the IRP—and the air pollution that will result from pursuit of these plans—will threaten the health and welfare of their members and will further damage the natural ecosystems where their members live and recreate.

Environmental Respondents represent individuals who live within close proximity of existing and proposed electricity generation units discussed in the Dominion IRP, or live within the airsheds affected by the operation of those existing and proposed units. In addition, the Sierra Club regularly conducts Outings in wild and scenic areas within the airsheds affected by the operation of existing and proposed electricity generation units. These areas have suffered and continue to suffer adverse effects from air pollution from these units—such as acidification of streams and haze that reduces visibility—impacting the success and viability of the Sierra Club's Outings. This impact and the threat of future impacts causes a direct, pecuniary injury to the Sierra Club.

Environmental Respondents and their members have also voiced their concerns about carbon dioxide and other greenhouse gas emissions from coal-fired power plants and how those emissions are contributing to global climate change. Environmental Respondents represent individuals who live in communities that are being directly affected by climate change. For example, Environmental Respondents represent individuals who are residents of the Virginia Beach and Hampton Roads region, an area that has been identified by the National Oceanic and Atmospheric Administration ("NOAA") as one of the most vulnerable areas along the East Coast of the United States because of rising sea levels caused by global warming.

B. <u>Specific Action Sought by Environmental Respondents.</u>

Environmental Respondents specifically seek redress of the many concerns raised in the Comments they have submitted, including but not limited to:

1. That the Company revise the sales forecasts used in its IRP, which are currently based on unrealistically high growth rate of 2.39% per annum;
2. That the Company provide the underlying numerical values and formulae or modeling inputs and outputs that were relied upon throughout the IRP;
3. That the Company include in its analysis the extent to which large unit retirements will occur and not irrationally assume that no retirements will occur during the Planning Period;
4. That the Company reduce its reliance on traditional generation, particularly coal-fired power plants and newly proposed supercritical pulverized coal units;
5. That the Company increase its proposed investments in new renewable energy;

6. That the Company increase its proposed investments in DSM and revise the savings that will be acquired from these investments; and

7. That the Company identify a new least-cost resource portfolio properly reflecting the costs and risks of traditional supply-side resources and the more favorable cost and risk traits of renewable energy and DSM.

C. Legal Basis For the Specific Action Sought By Environmental Respondents.

Virginia Code provides, "The Commission shall analyze and review an integrated resource plan and, after giving notice and opportunity to be heard, the Commission shall make a determination as to whether an IRP is reasonable and is in the public interest." Va. Code § 56-599.E. As explained in the Comments above, the "public interest" and "reasonable" findings are separate, distinct, and not limited by other portions of the statute. *Level 3 Communications of Va. v. State Corp. Comm'n*, 268 Va. 471, 477 (2004).

The Dominion IRP fails to survive scrutiny under either of these standards. For example, by relying on overly optimistic growth forecasts, the Company's IRP would lead to unnecessary and uneconomical investments in new transmission and generation resources. As the Supreme Court has recently confirmed, "The IRP process, enacted by the General Assembly in 2008, is clearly intended as a response by the legislature to reassert some modicum of state control over future development of new transmission and generation infrastructure." *Piedmont Environmental Council v. Va. Elec. & Power Co.*, No. 09-0249, Slip. Op. at 31 (Nov. 5, 2009). The time to reassert that control is *now*, in this very first IRP filing by the Company. Accordingly, pursuant to its authority under Va. Code § 56-599.E, Environmental Respondents respectfully ask that the Commission withhold approval of the IRP and convene an evidentiary hearing to more closely scrutinize the Company's submittal.

D. <u>Precise Statement For Conducting a Hearing in this Matter.</u>

Environmental Respondents rely on the statements in their Comments above, which outline several flaws in the Company's IRP submission. Environmental Respondents emphasize that this is the first IRP prepared by the Company under recently enacted laws, and as a result, is deserving of special scrutiny. Accordingly, an evidentiary hearing is warranted in this matter.

Respectfully submitted ~~this 13~~th day of November, 2009.



By: ______________________

Frank Rambo (admitted *pro hac vice*)
Caleb Jaffe (VSB No. 65581)
SOUTHERN ENVIRONMENTAL LAW CENTER
201 West Main St., Suite 14
Charlottesville, VA 22902-5065
Tel: (434) 977-4090 (tel)
Fax (434) 977-1483 (fax)

CERTIFICATE OF SERVICE

I hereby certify that the following have been served with a true and accurate copy of the foregoing by deposit in the U.S. Mail, first class, postage prepaid:

C. M. Browder, Jr
Sr. Assistant Attorney General
Office of the Attorney General
Division of Consumer Counsel
900 East Main St., 2nd Fl.
Richmond VA 23219

William H. Chambliss
Arlen K. Bolstad
State Corporation Commission
1300 E. Main Street
Tyler Building, 1st Floor
Richmond, Virginia 23219-3630

Deborah V. Ellenberg
Chief Hearing Examiner
State Corporation Commission
1300 E. Main Street
Tyler Building, 1st Floor
Richmond, Virginia 23219-3630

Bernard L. McNamee
Vishwa B. Link
McGuireWoods, LLP
One James Center
901 E Cary St Richmond VA 23219-4030

DATED: November 13, 2009



Cale Jaffe, Southern Environmental Law Center

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion®

December 22, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under
SEC Rule 14a-8; Proposal of Ms. Pamela Morgan

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), that it will not recommend any enforcement action to the SEC if Dominion omits from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated November 29, 2010 (the "Proposal") from Ms. Pamela Morgan (Ms. Morgan or the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), Dominion is submitting electronically (i) this letter, which outlines Dominion's reasons for excluding the Proposal from the Proxy Materials, (ii) Ms. Morgan's letter to Dominion dated November 29, 2010, setting forth the Proposal, attached as Exhibit A to this letter and (iii) Dominion's letter to the Proponent dated December 7, 2010, attached as Exhibit B to this letter.

A copy of this letter is simultaneously being sent by overnight mail to Ms. Morgan. The Company anticipates that its Proxy Materials will be available for mailing on or about March 24, 2011. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Morgan any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

I. THE PROPOSAL

The Proposal reads as follows:

> Resolution: The shareholders request that Dominion Resources initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, by 2013. This program would be designed to earn a profit for Dominion Resources.

Ms. Morgan submitted the Proposal by letter dated November 29, 2010 (see Exhibit A).

II. BASIS FOR EXCLUDING THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the ordinary business operations of the Company.

III. DISCUSSION

A. Introduction

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of more than 27,500 megawatts of generation, 12,000 miles of natural gas transmission, gathering and storage pipeline and 6,000 miles of electric transmission lines. Dominion operates the nation's largest natural gas storage system with 942 billion cubic feet of storage capacity and serves retail energy customers in 12 states. Dominion regularly engages in transaction with its retail energy customers, including financial transactions.

B. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because it relates to the Company's ordinary business transactions with customers.

The Proposal asks the Company to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation. Decisions to engage in financial transactions with customers, including the extension of financing to customers, are part of the Company's day-to-day ordinary business operations.

Currently Dominion is a party to numerous financial transactions with its customers. Several of these programs are described below.

- EnergyShare — Dominion assists those customers facing financial hardship through its EnergyShare fuel assistance program which provides heating and/or cooling assistance. Dominion makes a financial contribution to the program each year.

- Green Power — Dominion offers Virginia residential, commercial and industrial customers the option of supporting the purchase of renewable energy through their monthly electric bills. Customers can now direct Dominion to purchase certified renewable energy certificates for power produced by wind, solar, biomass or hydropower and add the cost to their monthly charges.

- Smart Cooling Rewards — Customers receive a cash incentive to allow Dominion to cycle their air conditioning system on and off during periods of peak demand.

- HVAC Rewards — Customers who replace an existing electric HVAC system with a higher efficiency model receive a rebate from Dominion.

- Lighting Rewards — Customers who update existing lighting systems with more energy-efficient ones receive a rebate from Dominion based on a per-fixture rate.

- Easy Pay Program – Dominion offers its customers the opportunity to purchase generators and certain other products from one of Dominion's subsidiaries and to pay for the items in either 4, 12 or 24 equal monthly payments depending on the item purchased.

The Staff has agreed that decisions regarding the provision of particular products and services to particular types of customers involve day-to-day business operations. Recently the Staff has concurred that a proposal requesting the adoption of policies to bar the financing of companies engaged in mountaintop removal coal mining could be excluded because it dealt with ordinary business operations. *See JPMorgan Chase & Co.* (March 12, 2010) ("*JPMorgan*"); *Bank of America Corporation* (February 24, 2010) ("*Bank of America*"). Both companies received similar proposals which requested, among other things, the companies to assess the adoption of a policy barring financing to a specific group of companies. Each argued that the proposals related to their ordinary, day-to-day business operations — the particular financial products and services they offer. The Staff stated that proposals concerning customer relations or the sale of particular services are generally excludable under Rule 14a-8(i)(7).

Like the JPMorgan and Bank of America proposals, the Proposal deals with a decision on the part of the Company to provide financing to a particular type of customer. Therefore, the Proposal should be excluded from the Proxy Materials under Rule 14a-8(i)(7) because it deals with the day-to-day operations of the Company.

C. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because it seeks to "micro-manage" the Company.

As expressly stated in the 1998 Release and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. Likewise, proposals which potentially provide shareholders with the ability to second-guess management's decisions regarding ordinary business issues constitute an attempt to micro-manage the Company and interfere with the day-to-day conduct of ordinary business operations.

The Staff has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex and therefore shareholders are generally not in a position to make an informed judgment regarding these policies. *See BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); *Mirage Resorts, Inc.* (February 18, 1997) (relating to business relationships and extension of credit). In *Banc One Corporation* (February 25, 1993), for instance, the Staff permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Staff allowed the company to exclude the proposal that addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations.

As with these proposals, the Proposal addresses Dominion's complex financing policies and customer relationships. Providing financing to home and small business owners for the installation of rooftop solar or wind power renewable generation should be viewed no differently than the extension of credit through loans or other financial products. Therefore, the Proposal should be excluded from the Proxy Materials as it seeks to micro-manage the Company.

D. Regardless of whether the Proposal involves a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

Staff Legal Bulletin No. 14E (CF) (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The Staff has found that some recent environmental proposals do transcend ordinary business operations. *See Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025); *General Electric Co.* (January 31, 2007) (report on global warming). However, the Proposal does not involve any of these issues. Rather it involves the decision to provide financing to home and small business owners for the installation of rooftop solar or wind power renewable generation. It is important to note that the mere fact that a proposal may be tied to a social policy issue does not mean that Rule 14a-8(i)(7) does not apply. The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue.

As discussed above, the Staff has recently allowed proposals requesting companies to adopt a policy to bar the financing of particular types of customers to be excluded even though the proposals were tied to a significant policy issue (mountaintop removal coal mining). The Staff stated that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. See *JPMorgan* and *Bank of America*.

The Company acknowledges that while shareholder proposals may contain important social policy issues, the Company's ordinary business of entering into financial transactions with its customers should not be used as the Proponent's tool to address those issues. Shareholders should not be delegated management's authority to determine what financing should be offered to the Company's home and small business customers.

Since the focus of the Proposal is an ordinary business operation of the Company (financing transactions with customers), not a significant policy issue, it should be excluded from the Proxy Materials.

IV. CONCLUSION

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at (804) 819-2171 if we may be of further assistance in this matter.

Sincerely,



Sharon L. Burr
Deputy General Counsel

Attachments

cc w/ attach: Ms. Carter Reid
Ms. Karen Doggett
Ms. Pamela Morgan
Ms. Ruth McElroy Amundsen

Pamela Morgan

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
DEC 1 2010
By

November 29, 2010

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution I hereby submit for inclusion in the 2011 proxy statement for the 2011 shareholders' meeting. I am submitting this in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act.

I am a current stockholder in Dominion Resources with over $2000 in shares. I intend to hold the shares past the date of the 2011 shareholders' meeting. Verification of ownership is enclosed.

I authorize Ruth McElroy Amundsen of Norfolk Virginia to be my representative for any discussion of this matter. I believe you already have her contact information. She will attend the stockholders' meeting to move this resolution as required.

Thank you for your time and attention.

Sincerely,



Pamela Morgan

Resolution: The shareholders request that Dominion Resources initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, by 2013. This program would be designed to earn a profit for Dominion Resources.

Rationale: Much of the energy from a coal-fired plant is wasted in inefficiency and transmission losses, in addition to the energy spent in mining and hauling the coal. By transitioning to locally-produced power at the customer's site, those production and transmission losses are eliminated, as are all the other negative effects of coal-fired electricity, such as mountaintop removal mining, coal sludge, fly ash disposal, and coal plant production of CO_2 and other pollutants.

Currently, Dominion is making no profit from the customers who are transitioning to be renewable energy generators (by installing solar photovoltaic systems or residential windmills), and their numbers are increasing, as more information becomes available about the many advantages of renewable energy, and the detrimental effects of coal. By financing the production of rooftop solar, Dominion could boost the renewable energy numbers in Virginia, as well as profit from both the financing and collection and sale of renewable energy credits.

Dominion could choose to only finance a portion of each installation: for example, the home or business owner could absorb 50% of the cost of installation, since they will receive the 30% federal tax credit. Dominion could finance the remaining 50%, and be repaid through the customer's electrical savings (or, the customer could be charged directly for the generated electricity until the system was paid off).

Job creation would be boosted as local contractors would benefit from the installation work. If 10% of Virginia households accepted this offer from Dominion (unlikely, but possible), that would be about 330,000 homes. At roughly $7,000 (50% of a nominal solar installation) per home, Dominion would make a $2.3 billion investment -- costly, but not unthinkable given what Dominion spends on other generating facilities. And, Dominion would realize an immediate benefit not just from the interest paid by those customers it was financing, but also from the mitigation of peak demand. These rooftop systems would be very beneficial in terms of decreasing demand at the peak periods; in the hot summer afternoons when demand is highest, the solar systems would be producing at their peak. This would make it possible for Dominion to avoid starting up some of the oldest facilities (worst in terms of CO_2 and other pollutants) that are only used at the highest peak periods.

Encouraging renewables would enhance Dominion's image as a good corporate citizen, and would help Dominion achieve two important espoused corporate goals – stewardship of the environment, and meeting the Virginia renewable energy portfolio standard, as well as mitigating peak power demand and thus allowing retirement of the dirtiest power plants.

Page 48 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Ruth Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

RECEIVED
DEC 1 [illegible]
By

PRIORITY® MAIL
UNITED STATES POSTAL SERVICE

Apply



UNITED STATES POSTAL SERVICE

1024



23219

U.S. POSTAGE
PAID
NORFOLK, VA
23509
NOV 30, 10
AMOUNT
$5.60
00076320-01

United States Postal Service®
DELIVERY CONFIRMATION™



0309 0330 0001 8283 5816



December 7, 2010

Sent via Overnight Mail

Ms. Pamela Morgan

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Morgan:

This letter confirms receipt on December 1, 2010 of the shareholder proposal you submitted for consideration at Dominion Resources, Inc.'s 2011 Annual Meeting of Shareholders.

Sincerely,

Karen W. Doggett
Director–Governance

cc: Ruth McElroy Amundsen (via electronic mail)

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, December 08, 2010 1:28 PM
To: 'Ruth McElroy Amundsen'
Subject: Shareholder Proposal - Dominion Resources, Inc.
Attachments: P Morgan response.pdf

Dear Ruth,

Please find attached Dominion Resources, Inc. letter regarding the shareholder proposal that Ms. Pamela Morgan has submitted for consideration at Dominion Resources, Inc's 2011 Annual Meeting of Shareholders. A copy of Ms. Morgan's letter is being sent to you, as you have been designated by Ms. Morgan as her representative on this matter.

With regards,

Karen

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com